# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BitVentures Ltd, CIK 0001785680
CUSIP: G4691A114
Title of class of securities: Ordinary shares, par value US$ 0.0020 per share
Address of issuer's principal executive offices: 15TH FLOOR, AIA CENTRAL,, 1 CONNAUGHT ROAD CENTRAL,, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/25/2026
Amends the filing with accession number 0001104659-25-026852
Filed by CIK 0002062327
Persons authorized to receive notices and communications: The Raku Foundation, Windward 1, Regatta Office Park, P.O. Box 897, Grand Cayman, Cayman Islands (E9), KY1-1103, (345) 949 7576

## Reporting persons
- Carmel Holdings Limited (CIK 0002062327): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 5,693,131; shared voting power 0; sole dispositive power 5,693,131; shared dispositive power 0; aggregate amount beneficially owned 5,693,131 (67.8% of the class)
- The Raku Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 5,693,131; sole dispositive power 0; shared dispositive power 5,693,131; aggregate amount beneficially owned 5,693,131 (67.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$ 0.0020 per share
Name of issuer: BitVentures Ltd
Address of issuer's principal executive offices: 15TH FLOOR, AIA CENTRAL,, 1 CONNAUGHT ROAD CENTRAL,, HONG KONG, Hong Kong (K3), 00000
Comment:
This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 24, 2025, as amended by Amendment No.1 filed on November 12, 2025 ("Amendment No. 1"), by Carmel Holdings Limited.

This Amendment No. 2 is being filed to reflect (i) the change of the Issuer's name from Santech Holdings Limited to BitVentures Limited, (ii) the termination of the Issuer's American depositary receipt program and the substitution listing of the Issuer's ordinary shares on The Nasdaq Capital Market, (iii) the reverse share split effected through a share consolidation, and (iv) the transfer of ownership and control of Carmel Holdings Limited to The Raku Foundation.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the original Schedule 13D and the Amendment No. 1.

Except as amended and supplemented hereby, the information set forth in the original Schedule 13D and the Amendment No. 1 remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed jointly by (i) Carmel Holdings Limited ("Carmel"), and (ii) The Raku Foundation, a Cayman Islands foundation company ("Raku Foundation" and, together with Carmel, the "Reporting Persons").
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 hereto.
Residence or business address:
The principal business address and office of Carmel Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address and office of The Raku Foundation is: Windward 1, Regatta Office Park, P.O. Box 897, Grand Cayman KY1-1103, Cayman Islands.
Present principal occupation or employment:
The principal business of Carmel Holdings Limited is investment holdings.
Raku Foundation is a foundation company incorporated in the Cayman Islands engaged in investment holdings, philanthropy and related commercial and charitable purposes.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Carmel Holdings Limited is incorporated in the British Virgin Islands as a BVI Business Company. The Raku Foundation is organized under the laws of the Cayman Islands.

Mr. Lok is not a Reporting Person and, based on information provided to the Reporting Persons, does not retain any direct or indirect voting or dispositive power with respect to the Ordinary Shares reported herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 25, 2026, Mr. Lok completed an irrevocable transfer of all of the issued and outstanding equity interests of Carmel to Raku Foundation for no cash consideration as part of a succession planning and philanthropic structure. No funds were used by the Reporting Persons in connection with such transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 25, 2026, Mr. Lok completed an irrevocable transfer of all of the issued and outstanding equity interests of Carmel to Raku Foundation for succession planning and philanthropic purposes.

Other than as described in this Amendment No. 2, the Reporting Persons do not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 25, 2026, (i) Carmel is the owner of record of 5,693,131 Ordinary Shares, representing approximately 67.8% of the Issuer's issued and outstanding Ordinary Shares (based on 8,400,115 Ordinary Shares outstanding), and (ii) Raku Foundation may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) the same 5,693,131 Ordinary Shares by virtue of its ownership and control of Carmel.
Number of shares as to which each person has sole or shared power to vote or dispose: Carmel has sole voting power and sole dispositive power with respect to the Ordinary Shares held of record by it. Raku Foundation may be deemed to share voting power and dispositive power with respect to such Ordinary Shares by virtue of its ownership and control of Carmel.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2, 3, 4 and 5 of this Amendment No. 2 is incorporated herein by reference. Raku Foundation's indirect voting and dispositive power with respect to the Ordinary Shares arises from its ownership and control of Carmel.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated February 25, 2026, by and between Carmel Holdings Limited and The Raku Foundation.

## Signatures
- Carmel Holdings Limited: /s/ Simon Sai Man Tan, Simon Sai Man Tan, Director (02/27/2026)
- The Raku Foundation: /s/ Amanda Bako, Amanda Bako, The R & H Trust Co Ltd, as Secretary (02/27/2026)
- The Raku Foundation: /s/ Yvonne Plamondon, Yvonne Plamondon, The R & H Trust Co Ltd, as Secretary (02/27/2026)